



# Robert Kornahrens · 3rd

Founder and President of Advanced Roofing, Inc. | Philanthropist | M.S Bike Ride Team Captain

Fort Lauderdale, Florida, United States · 500+ connections ·

**Contact info**

 **Advanced Roofing**

 **University of Arizona**

## Experience



**CEO**
Advanced Roofing
Aug 1983 – Present · 37 yrs 10 mos
Miami/Fort Lauderdale Area

Founder and President of Advanced Roofing Inc.

Established in 1983, Advanced Roofing Inc. is a full-service commercial roofing company specializing in roof replacements for occupied buildings in Florida and the Caribbean. Our commitment to quality ensures you the best customer experience by providing the most accurate solution for your buildings needs using premium materials and award-winning craftsmanship.

...see more

🔗 **Advanced Roofing - Commercial Roofing...**

**Branch Manager**
Triple M Roofing
1973 – 1983 · 10 yrs
Greater Atlanta Area

Prior experience consists of 10 years with Triple M Roofing Corporation in New York, Atlanta, and Fort Lauderdale. During his tenure at Triple M, he held numerous field positions encompassing all phases of roofing mechanics. Promoted to Branch Manager, and was responsible for the set-up and the operation of new branches in both the Atlanta a ...see more

## Education



**University of Arizona**
B.S in Business Administration, Business Administration and Management, General

**University of Chicago Business College**
TQM Graduate

## Skills & endorsements

**Roofers** · 68

 Endorsed by **Patrick Migliore and 4 others who are highly skilled at this**

 Endorsed by **5 of Robert's colleagues at Advanced Roofing**

**Contract Negotiation** · 56

 Endorsed by **Doug Watt and 11 others who are highly skilled at this**

 Endorsed by **4 of Robert's colleagues at Advanced Roofing**

**Contractors** · 52

 Endorsed by **Henry Gembala and 6 others who are highly skilled at this**

Endorsed by **3 of Robert's colleagues at Advanced Roofing**

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